Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

April 23, 2019

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 176, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 180, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the PineBridge Dynamic Asset Allocation Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by PineBridge Investments LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please confirm that any dividend and interest expenses on securities sold short incurred by the Fund during its last fiscal year are included in the “Annual Fund Operating Expenses” table.

Response. The Fund did not incur any dividend and interest expenses on securities sold short during its last fiscal year.

2.	Comment. Please provide the “Example” figures that will be included in the prospectus.

Response. The following “Example” figures will be included in the prospectus:

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

April 23, 2019

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$81	$334	$607	$1,387
Investor Servicing Shares	$96	$385	$696	$1,578

3.	Comment. In the “Principal Investment Strategies” section:

a.	Please delete the phrase “but are not limited to.”

Response. The requested change has been made.

b.	Please confirm that all instruments that are part of the Fund’s principal investment strategies are included in the section.

Response. The Adviser confirms that all instruments that are part of the Fund’s principal investment strategies are included in the section.

4.	Comment. In the “Performance Information” section, please indicate that the bar chart shows the Institutional Shares’ performance.

Response. No changes have been made in response to this comment because the first paragraph of the section states that the bar chart shows changes in the Fund’s Institutional Shares’ performance from year to year.

5.	Comment. In the “Purchasing and Selling Fund Shares” section:

a.	In the table under the “How to Choose a Share Class” heading, please replace “Fees” with “Shareholder Servicing Fees.”

Response. The requested change has been made.

b.	Under the “General Information” heading, please specify the time during a day on which the NYSE closes early that the Fund calculates its NAV.

Response. The Trust respectfully declines to make any changes in response to this comment at this time because the disclosure under the heading is common to many of the Trust’s prospectuses, and the Trust wishes to maintain consistency among the prospectuses. However, the Trust will consider revising the disclosure in response to this comment in future filings.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer